

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 5, 2016

Dennis Leatherby
Chief Financial Officer
Tyson Foods, Inc.
2200 West Don Tyson Parkway
Springdale, Arkansas 72762

     Re: **Tyson Foods, Inc.**
              Form 10-K for the Fiscal Year Ended October 3, 2015
              Filed November 23, 2015
              File No. 001-14704

Dear Mr. Leatherby:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                          Sincerely,

                          /s/ Andrew Mew

                          Andrew Mew
                          Senior Assistant Chief Accountant
                          Office of Transportation and Leisure